FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: September, 2004
Commission File Number: 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated September 09, 2004, relating to Lafarge 2004 Half Year Results

Page 1 of 43 Total Pages

     PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, September 9, 2004

First half results for the six months ended June 30 2004

Sharp increase in results driven by overall improved markets and strong performance management

Operating income up 33% with sales increasing by 10%, on a like-for-like basis against a poor first half in 2003

Strong growth of the net income

Sharp increases in all Divisions

Clear benefits of our geographic spread and strong presence in the emerging markets of Central and Eastern Europe, Mediterranean Basin, Africa and Asia

Growth of operating income on ordinary activities for the full year 2004 expected to exceed 10%, excluding currency fluctuations

GROUP FINANCIAL HIGHLIGHTS

•	Sales increased by 7%, and 10% on a like-for-like basis, to €6,794 million (2003: €6,350m)
•	Operating income on ordinary activities up 31%, and 33% on a like-for-like basis, to €876 million (2003: €670m)
•	Cash flow from operations increased by 47% to €903 million
•	Net income increased strongly to €376 million (2003: €148), reflecting the overall improved operating performance and the decrease of net financial charges, which benefited from the substantial net debt reduction achieved in 2003
•	Net income per share up to €2.3 (2003: €1.1)

BERNARD KASRIEL, CHIEF EXECUTIVE OFFICER OF LAFARGE, SAID:

“We are delighted with the widespread upturn in our results across all Divisions. Whereas we experienced a poor first half in 2003, we have seen more normal weather conditions in 2004 and increased construction activity in many of our major markets. In recent years, we have built a strong business mix with a well-balanced geographic spread including an extensive presence in growth markets. The quality of this portfolio together with strong performance management are behind the conversion of a 10% rise in sales into a 33% increase in operating income. We are well positioned for the future.

Our strong performance in the first half gives us confidence that the growth of our operating income on ordinary activities for 2004 should exceed 10%, excluding currency fluctuations and barring unusually bad weather conditions. This should be achieved against a continuing rise in energy costs and the strong performance of our business in the second half of last year.”

GROUP OPERATING HIGHLIGHTS

•	On a like-for-like basis, Group sales were up 10%, with improved sales in many regions, notably North America and Eastern Europe which had been weak in the first half of 2003. Operating income on ordinary activities increased by 33% on a like-for-like basis. This was principally due to strong volume growth across all Divisions and enhanced operational efficiency, particularly in Roofing and Gypsum.

•	The Group operated in an overall favorable pricing environment. In many regions, price rises have been successfully implemented and contributed to the offsetting of increased energy and transportation costs. Cement prices in the Philippines recovered strongly, and price recovery is underway in Germany. Gypsum prices in the US increased sharply.

•	In an environment of strong increases in fuel and freight prices, the Group has proved once again its expertise in containing the cement fuel costs, through fuel flexibility and purchasing power.

Page 2 of 43 Total Pages

GROUP OPERATING HIGHLIGHTS BY DIVISION

(All % variances relate to operating income on ordinary activities on a like-for-like basis)

Cement: + 22% operating income, driven by price recovery in the Philippines and Germany, strong performance and excellent growth in emerging countries

•	Operating income up 22% to €663 million
•	In Western Europe, France, Spain and Greece showed good levels of performance, offsetting more subdued markets in Germany and the UK.
•	Eastern Europe achieved a 70% increase in operating income, with growing volumes and favorable pricing trends more than offsetting fuel and power cost increases. Poland, Romania and Russia performed particularly well, with our new production line in Kujawy, Poland, helping to meet growing demand and improve performance. With strong positions within the European Union accession states and fully modernized and restructured operations, the Group demonstrates its ability to capture the upside of market growth.
•	Operating income in the Mediterranean Basin and Africa-Indian Ocean increased respectively by 61% and 34%, driven by strong performance in Turkey, Jordan and Egypt in spite of cost pressures, and by significant growth in South Africa.
•	In Asia, operating income was up 37%, underpinned by pricing recovery in the Philippines and volume and price uplift in India. Malaysia improved slightly its performance despite an unfavorable domestic market and higher energy costs. In South Korea, operating income was lower due to weaker market conditions and the higher cost of coal.
•	In Latin America, operating income was slightly down, the significant recovery of results from Venezuela offsetting the decline in Brazil where market conditions were soft.
•	In North America, operating income rose 38%, with stronger demand in most markets, the successful implementation of price increases and lower fixed costs. Growth in profitability was however dampened by higher volumes of cement imported to meet a surge in demand in some regions.

Aggregates and Concrete: + 57% operating income, with progress notably in North America and France

•	Operating income up 57% to €91 million, with progress in most regions, notably North America, France and South Africa.
•	The main drivers for increased operating income were strong growth in volumes for both aggregates and concrete and our ability to implement price increases successfully, contributing to improved profitability year-on-year.
•	The lack of highway spending impacted the aggregates, asphalt and paving activities in the UK.

Roofing: + 87% operating income, benefiting from extensive restructuring and cost optimization

•	Operating income up 87% to €68 million, compared to low first half of 2003.
•	Extensive restructuring of our operations since 1999, particularly in Germany, helped deliver much improved results despite a still difficult German market. Overall sustained reduction in costs was achieved through operational efficiency gains and a reduction in overheads.
•	North America and Europe delivered strong operating income growth as a result of overall well-orientated markets, with the exception of Benelux, a contracting and very competitive market. Eastern Europe continued to show strong growth.

Gypsum: + 92% operating income, with strong improvement in North America

•	Operating income up 92% to €74 million, with improved results in major regions except Germany.
•	North American operations achieved a strong recovery with operating income up to €5 million from a loss of €-13 million in the first half of 2003, as a result of a more favorable pricing environment and improved operational efficiency, which enabled us to increase volumes by 9% compared to the first half of 2003.
•	Western Europe, notably France, continued to deliver solid results with continuing improvement in performance.
•	In other regions, operating income grew strongly up 69% to €23 million from €14 million in the first half of 2003, with a strong improvement in Poland.

Page 3 of 43 Total Pages

OTHER HIGHLIGHTS

We pursue the strengthening of our financial structure, notably through our very selective investments policy.

Sustaining capital expenditure
•	Sustaining capital expenditure totaled €257 million, relating to the ongoing upgrading of existing industrial operations around the world.

Investments in organic growth aimed at capacity increase and performance improvement
•	Selective capacity expansion projects continue, in particular on: the building of a new production line in Bouskoura, Morocco to reinforce the plant’s capacity and profitability, the doubling of the capacity in Chongqing and Dujiangyan plants, China, to meet the very strong growth of the local market, the building of a new cement plant in Hidalgo, Mexico to replace an existing high cost plant, and the building of a new cement plant in Bangladesh. These investments are expected to create value quickly, given their exposure to growth markets.

€291 million on high potential acquisitions
•	Acquisitions during the first half totaled €291 million and included: the acquisition of the cement and ready-mix concrete assets of The Concrete Company of Colombus, in the South-East United States for €87 million, the acquisition of Hupfer, an aggregate and concrete ready-mix producer in France and Switzerland for €69 million and the acquisition of a 10.2% stake in Lafarge Halla Cement in South Korea, to increase to 50.1% our percentage ownership. All acquisitions were selected for their synergies with our existing operations, and potential as a platform for further growth in new, attractive and profitable markets, as is consistent with Lafarge’s long-term business strategy.

€70 million disposals of non-core assets
•	The Group’s portfolio of assets in each business division is constantly refined to ensure it fully fits with our strategy. Accordingly, during the six-month period the Group made €70 million of disposals through the divestment of several small non-core assets.

€612 million Eurobond exchange offer as part of Group debt management
•	In July the Group successfully completed a Eurobond exchange offer as part of its ongoing active debt management. A total of €560 million of existing bonds maturing in 2008 were exchanged against a new issue amounting to €612 million and maturing in 2014. The transaction extended the average maturity of the debt with favorable market terms.

OUTLOOK

•	In most markets where the Group operates, we expect construction activity to remain at good levels in the second half of the year, which will compare to the strong levels of activity in the second half of last year.
•	The overall pricing environment should remain favorable, with further price increases particularly in Cement and Gypsum in the US and in Cement in Germany, although some of these gains should be offset by continued pressure on energy and transportation costs.
•	Our strong performance in the first half gives us confidence that the growth of our operating income on ordinary activities for 2004 should exceed 10%, excluding currency fluctuations and barring unusually bad weather conditions.

Consolidated accounts as at June 30, 2004

	June 30, 2004 € Million	June 30, 2003 € Million	Variation

Sales	6,794	6,350	+7%

Operating income on ordinary activities	876	670	+31%

Net income	376	148	+154%

Net income per share in €	2.3	1.1	+100%

Cash flow from operations	903	616	+47%

Group net debt	7,464	10,111	-26%

Page 4 of 43 Total Pages

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion in 2003. Additional information is available on the web site at www.lafarge.com.

Lafarge’s next financial publication – 2004 9 months sales – will be on October 22, 2004 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding the level of construction activity and pricing environment in the second half of 2004, as well as our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Practical information:

There will be a French press conference at 09.00 CET at Lafarge (61 rue des Belles Feuilles – 75016 Paris).

There will be a French language analyst presentation at 11.00 CET at Lafarge at 61 rue des Belles Feuilles, 75116 Paris. The presentation document will be in English, the presentation will be in French and there will be a live translation into English. This presentation (including the slides) will also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:
– Dial in from France: + 33 1 70 99 32 98
– Dial in from the UK: +44 208 400 6338
– Toll free from the UK: 0 800 2792 520
– Dial in from the US: +1 303 262 2130
– Toll free from the US: 800 218 0204

Playback available online through www.lafarge.com or by phone from September 9, 2004 to September 16, 2004 at the following numbers:
– France playback number: +33(0)1 70 99 32 94 (pin code 132684#)
– UK playback number: +44 208 515 2499 (pin code 602325#)
– UK toll free number : 0 800 026 0020 (pin code 602325#)
– US toll free number: + 800 405 2236 (pin code 11004517#)

There will be a question and answer sessionat 17.00 UK time at The Lincoln Center, 18 Lincoln’s Inn Fields, London WC2A 3ED which may also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:
– Dial in number from UK: +44 208 400 6303
– Toll free (from the UK only): 0 800 2792 520
– Dial in number from US: +1 303 262 2211
– Toll free (from the US only): 800 218 0530

Playback facility available online through www.lafarge.com or by phone from September 9, 2004 to September 16, 2004 at the following numbers:
UK playback number: +44 208 515 2499 (code 602319#)
Toll free from the UK only: +0 800 026 0020 (code 602319#)
US playback number: +1 303 590 3000 (code 11004519#)
Toll free from the US only: +800 405 2236 (code 11004519#)

Page 5 of 43 Total Pages

Euronext: LG, NYSE: LR	Paris, September 9, 2004

REVIEW OF OPERATIONS AND FINANCIAL RESULTS FOR THE FIRST HALF OF 2004

GROUP RESULTS

Sales as at June 30, 2004 rose 7% to €6,794 million from €6,350 million at June 30, 2003 with increases in all divisions and strong like for like sales growth of 10%. Many regions recorded strong growth in sales. Several regions which had been weak in the first half of 2003 saw strong improvement in the first half of 2004. Negative foreign currency variations impacted sales by 3.8%, with half the €217million impact resulting from the decline of the US dollar against the euro. Scope changes were minimal overall at +0.7% (€55m), as the impact of divestments was offset by the increase in our percentage ownership of Lafarge Halla Cement in South Korea.

Operating income on ordinary activities rose by 31% to €876 million versus €670 million as at June 30, 2003. The negative effect of foreign currency fluctuations on the first half 2004 operating income on ordinary activities totaled €16 million. Scope and consolidation method changes amounted to a positive impact of €6 million. Operating income on ordinary activities excluding foreign exchange and scope effects, was up 33%. Overall for the Group, much of the growth in operating income on ordinary activities was driven by the improved market conditions seen in many areas which has led to increased volumes. Several areas of specific volume weakness in the first half of 2003, such as North America, France and Poland have greatly improved in the first half of 2004. The pricing difficulties experienced by cement operations in Germany and the Philippines, which had a negative impact on operating income on ordinary activities in 2003 have seen a recovery. Overall pricing trends have been favorable and have offset the cost pressures arising in particular from increase in energy and transportation prices. Additional pension costs amounted to €13million. Roofing and Gypsum divisions improved significantly thanks to well oriented markets, strong price increase in Gypsum in North America and further performance improvements.

Page 6 of 43 Total Pages

By division, the operating results in the first half of 2004 were as follows:

CEMENT: 76% of total operating income on ordinary activities at the end of June 2004

€ million	June 30, 2004	June 30, 2003	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	3,275	3,031	+8%	+12%	+12%

Operating income on ordinary activities	663	561	+18%	+22%	—

Sales rose 12% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (+13% in Quarter 1 and +11% in Quarter 2).

Volumes sold by Lafarge in the first six months of 2004 totaled 58MT (compared to 51MT in the first six months of 2003). Western Europe remains the Group's largest cement market with 27% of volumes sold, followed by Asia with 25%.

Operating income on ordinary activities of the Cement division was up by 18% to €663 million at the end of June 2004 compared to €561 million at the end of June 2003. Currency fluctuations had a negative impact of €18 million. Volume growth in the majority of countries has been the main driver behind the strong increase in operating income on ordinary activities. Cement results benefited from the price recovery in Germany and Philippines. In many other countries, prices were raised and overall have offset cost increases and in particular energy and transportation costs. In addition, in North America, growth in profitability was dampened by additional volumes of cement purchased to meet the surge in demand and increased draw down from inventories.

Western Europe - Operating income on ordinary activities : €288 million
(€261 million end of June 2003)

Sales (at constant scope and foreign exchange rates): strong sales were seen in France where both the housing market and local public works are showing good levels of activity. In Germany, where the construction market remains weak, prices are progressively improving from the low levels of 2003. Favorable price trends in Spain helped offset weather related volume weakness. In Greece, prices continued to improve, with good volumes before the expected slowdown in demand following the completion of construction projects for the Olympic Games. In the UK, sales were slightly down, with weaker commercial and infrastructure spending.

Operating income on ordinary activities in Western Europe was up 10% to €288 million. Operating income on ordinary activities at constant scope and exchange rates was also up 10%, rising in all countries with the exception of the UK. The strong volumes in France were the main driver, whilst increased prices served to offset increased transportation and fuel costs. In Spain, the favorable pricing trends allowed for a solid growth in operating income on ordinary activities. Greece recorded strong growth in operating income on ordinary activities with the good level of demand as well as price increases and reduced variable costs. In Germany, losses were reduced from last year as prices slowly started to recover. In the UK, where the market was mediocre, the operations were impacted by the increase in fuel and transportation costs.

Page 7 of 43 Total Pages

North America - Operating income on ordinary activities: €58 million
(€54 million end of June 2003)

Sales (at constant scope and foreign exchange rates): the strength of sales growth in the first half has been widespread due to strong demand and more normal weather conditions. Price trends are now positive with successful price increases in the majority of our markets.

Operating income on ordinary activities in North America rose 7% to €58 million. Currency fluctuations had a negative impact on operating income on ordinary activities of €2 million and the divestment of operations in Florida led to a negative scope effect of €10 million. At constant scope and exchange rates, operating income on ordinary activities in North America rose by 38%.

The improved market conditions have driven this strong growth in profits. However cement purchases were required to meet the high demand in some areas with minimal margins. Growth in profitability was also dampened by increased energy costs and a slight increase in pensions costs (€5 million).

Emerging Countries - Operating income on ordinary activities: €317 million
(€246 million end of June 2003)

Sales (at constant scope and foreign exchange rates): positive sales trends were recorded overall. Volumes at current scope progressed by 18% to 33MT.

Strong sales growth was recorded in many regions:

•	In Central Europe, there was a notable recovery despite lower average prices, in Poland, where the construction industry is showing signs of improvement after three years of decline; growth in Romania and Russia continued;

•	In the Mediterranean Basin, particularly in Jordan and Turkey;

•	In Latin America, slight sales growth was recorded with a significant improvement in Venezuela offset by lower volumes in Brazil;

•	Across Africa, high levels of growth were seen especially in Nigeria, South Africa and Kenya;

•	In Asia, with strong increases in volumes and prices in India and a clear recovery in prices in the Philippines, solid growth in sales was recorded. In Malaysia however, the temporary shortage of steel slowed construction lead to slightly reduced sales. In South Korea, sales declined due to a slowdown in house building and infrastructure spending.

Operating income on ordinary activities

•	In Central and Eastern Europe, operating income on ordinary activities rose to €40million (€25 million end of June 2003) in the context of favorable market conditions with both growing volumes and favorable pricing trends which more than offset fuel and power cost increases. The negative foreign exchange impact on the region's operating income on ordinary activities amounted to €2 million.

•	In the Mediterranean Basin, operating income on ordinary activities for the region was €69 million (€46 million end of June 2003). The negative foreign exchange impact on the region's operating income on ordinary activities amounted to €3 million. Results in Jordan, Turkey and Egypt increased strongly.

In Egypt and Turkey the improvement was largely price driven; in Jordan the excellent market conditions allowed for volume growth while increased prices outweighted rising costs. Results in Morocco improved slightly despite the unfavorable effect of a new tax on cement.

Page 8 of 43 Total Pages

•	In Latin America, operating income on ordinary activities was down to €72 million (€77 million end of June 2003). The negative foreign exchange impact on the region's operating income on ordinary activities amounted to €4 million. There was a significant increase in the operating income on ordinary activities in Venezuela due to the higher level of activity compared to the first half of 2003. This improvement offset the fall in operating income on ordinary activities in Brazil in the context of the weaker volumes and prices brought about by wet weather and the implementation of a VAT type sales tax on cement. Operating income on ordinary activities grew in Chile in the context of favorable volume trends.

•	In Africa and the Indian Ocean, operating income on ordinary activities increased strongly to €71 million (€56 million end of June 2003). The negative foreign exchange impact on the region's operating income on ordinary activities amounted to €4 million. The improvement in operating income on ordinary activities increase was particularly strong in South Africa as volumes and prices continued to grow. The majority of other operations recorded strong gains in operating income on ordinary activities in spite of cost pressures related to energy price increases and maintenance costs.

•	In Asia, operating income on ordinary activities rose strongly to €65 million (€42 million end of June 2003). The negative foreign exchange impact on the region's operating income on ordinary activities amounted to €4 million. The change in consolidation method as a result of the additional interest acquired in Lafarge Halla in South Korea generated additional operating income on ordinary activities of €11million. The main increase in Asia was seen in the Philippines where substantial price improvement was achieved, thus delivering a significant turnaround in operating income on ordinary activities from the small loss incurred in the first half of 2003. India also delivered a strong increase in operating income on ordinary activities as volumes and prices grew. Excluding negative currency fluctuations, Malaysia performance improvement is dampened by unfavorable domestic market conditions and higher energy costs. The operating income on ordinary activities in South Korea was lower due to the weaker market conditions and higher cost of coal.

AGGREGATES & CONCRETE: 10% of total operating income on ordinary activities, end of June 2004

€ million	June 30, 2004	June 30, 2003	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	2097	1980	+6%	+ 8%	+8%

Operating income on ordinary activities	91	52	+75%	+ 57%	—

Page 9 of 43 Total Pages

•	Aggregates – Operating income on ordinary activities: €46 million (€23 million end of June 2003)
•	Concrete – Operating income on ordinary activities: €45 million (€29 million end of June 2003)

Sales rose 8% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (+11% in Quarter 1 and +6% in Quarter 2). Aggregates volumes at current scope rose 12% to 102MT in the first six months. Concrete volumes at current scope were up by 8% to 18M cubic meters.

Operating income on ordinary activities of the Aggregates & Concrete division increased by 75%, from €52 million as at June 30, 2003 to €91 million as at June 30, 2004. At constant scope and exchange rates, operating income on ordinary activities recovered by 57%. Currency fluctuations had a positive impact of €2 million.

The operating income for aggregates totaled €46 million doubling the €23 million in 2003. The operating income for Concrete totaled €45 million up from €29 million at the end of June 2003.

For Aggregates and Concrete the main driver for increased operating income was the strong growth in volumes, together with a favorable trend in prices in Aggregates.

Western Europe:

Sales (at constant scope and foreign exchange rates) were contrasted in the region with strong growth in volumes for both Aggregates and Concrete in France, and decreasing volumes in the UK where the lack of highway spending impacted the asphalt and paving activities and thus the aggregates operations.

Operating income on ordinary activities rose to €80 million (€73 million end of June 2003) with strong growth in France more than offsetting the decline in UK operating income from aggregates, asphalt and paving operations.

North America:

In North America, Aggregates and Concrete sales (at constant scope and foreign exchange rates) grew strongly as a result of more favorable weather and stronger market conditions. For Aggregates, particularly strong markets in the Unites States were the Great Lakes, Maryland and Missouri. Canada saw a strong growth in volumes in both the Eastern and Western regions. For Concrete, volumes grew in Western Canada due to increased project work. In the United States, strong volumes in Maryland and New Mexico offset lower activity in Louisiana following completion of the New Orleans airport project.

The seasonal operating loss on ordinary activities was reduced to €8 million from a loss of €29 million end of June 2003. There was no foreign currency impact on operating income.

This significant reduction in seasonal operating losses was largely due to better volumes in all product lines. Prices in Aggregates also contributed to the improved profitability year on year, rising in both the United States and Canada. However, these positive factors were partly offset by additional pension and post-retirement expenses of €6 million and increased manufacturing costs in a context of significantly higher production levels.

Page 10 of 43 Total Pages

Other Countries:

Elsewhere in the world, operating income on ordinary activities amounted to €19 million (€8 million end of June 2003) of which South Africa contributed the largest proportion showing strong growth in operating income on ordinary activities.

ROOFING: 8% of total operating income on ordinary activities, end of June 2004

€ million	June 30, 2004	June 30, 2003	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	711	679	+ 5%	+6%	+ 6%

Operating income on ordinary activities	68	37	+ 84%	+87%	—

Sales rose by 6%during the first half, excluding foreign exchange, scope effects, and before inter divisional sales elimination (6% in Quarter 1 and 6% in Quarter 2).

Operating Income on ordinary activities climbed strongly to €68 million with improvements in many countries. Volume driven improvements were seen in particular in France, Poland the United States and in the Chimneys activity. Good pricing environments were widespread. Costs continued to show sustained reduction in manufacturing and overhead.

Western Europe:

Sales (at constant scope and foreign exchange rates) rose overall with good clay and concrete volumes, particularly in France and the UK, with the exception of concrete tiles in Germany where the construction market remains depressed.

Volumes of concrete roof tiles in Western Europe were stable at 29 million square meters, whereas volumes of clay tiles sold rose 5% to 12 million square meters. Sales of roofing components continued to grow and chimney sales rose 10% to 1,402 kms.

Operating income on ordinary activities in Western Europe increased strongly to €53 million (€26 million end of June 2003). All countries in Western Europe showed strong increases in operating income with the exception of the Benelux which is facing a retracting market and competition from German imports. Extensive restructuring across the operations particularly in Germany helped deliver improved results, despite a still difficult German market.

North America and other countries:

Sales in the United States ( at constant scope and foreign exchange rates) continued to grow with volumes of concrete tiles sold rising by 18% to 11 million square meters. Elsewhere, volumes of concrete tiles grew 9% to 21 million square meters.

Operating income on ordinary activities rose to €15 million (€11 million end of June 2003). The USA and Eastern European operations continued to show strong growth in operating income.

Page 11 of 43 Total Pages

GYPSUM: 8% of total operating income on ordinary activities, end of June 2004

€ million	June 30, 2004	June 30, 2003	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	676	593	+14%	+14%	+14%

Operating income on ordinary activities	74	38	+95%	+92%	—

Sales rose 14% excluding foreign exchange, scope effects, and before inter divisional sales elimination during the first half (+14% in Quarter 1 and +13% in Quarter 2).

Operating Income on ordinary activities climbed 95% to €74 million.

Western Europe:

Sales grew strongly helped by a strong pricing environment in France and a buoyant UK market. In Germany whilst volumes improved, sales suffered from a competitive pricing environment.

Operating income on ordinary activities in Western Europe increased to €46 million (€37 million end of June 2003) reflecting favorable market conditions and a continuing improvement in performance.

North America:

Sales (at constant scope and foreign exchange rates) in North America grew significantly with strong demand from residential construction and prices continuing to improve to average 121USD per thousand square feet by the end of June 2004.

Operating Income on ordinary activities recovered substantially to €5 million, after a loss of €13 million at the end of June 2003. The strong sales volumes and higher selling prices more than offset higher operating costs.

Other countries:

Sales continued to grow favorably in Asia and Australia.

Operating Income on ordinary activities rose to €23 million (€14 million end of June 2003). In Asia, operating income on ordinary activities increased slightly despite stronger competition in South Korea and Thailand. In Australia operating income on ordinary activities grew strongly and in Eastern Europe the situation in Poland has strongly improved.

Page 12 of 43 Total Pages

Other income statement items

Non-recurring items: €–28 million (€-65 million end of June 2003)
Capital gains on a number of small disposals amounted to €13 million, compared to €8 million during the first half of 2003.

Non recurring costs totaled €41 million (€73 million end of June 2003), of which restructuring costs and write offs around the group's operations amounted to €15 million.

Net financial expenses: €216 million (€302 million end of June 2003)

Interest costs on the Group's net debt amounted to €230 million compared to €268 million in the first half of 2003. The average interest rate on gross debt amounts to 5.5% at the end of June 2004, compared to 5% at the end of June 2003. Foreign exchange profits amounted to €12 million, compared to a loss of €35 million in the first half of 2003.

Income tax expense: €158 million (€63 million end of June 2003)
The effective tax rate of 25% compares to 21% at the end of June 2003.

Share of net income of equity affiliates: €43 million (€5 million end of June 2003)
The significant improvement in 2004 results mainly from the one off write off in June 2003 of the Carmeuse North America goodwill. The Cement Division's equity affiliates contributed €23 million. The Roofing and Gypsum Divisions' equity affiliates generated €14 million.

Minority interests in net income totaled €75 million (€37 million end of June 2003). The increase in minority interests is mainly due to the increase in net income of Lafarge North America, Heracles in Greece, Jordan Cement and the change of the consolidation method of Halla Cement in South Korea.

The amortization of goodwill amounted to €66 million (€60 million end of June 2003).

Net income, Group share amounted to €376 million (€148 million end of June 2003).

Net income per share amounted to €2.3 (€1.1 end of June 2003) despite the increase in the average number of shares (+27.1%) resulting from the rights issue in July 2003.

CASH FLOW STATEMENT

The net cash provided by operating activities before working capital requirements totaled €903 million (€616 million end of June 2003), an increase of 47% over the prior period.

The change in working capital items (-€219 million) was slightly lower than in the first half of 2003 (-€237 million).

Capital expenditures and Investments totaled €619 million (€372 million end of June 2003) :

Sustaining capital expenditures totaled €257 million, relating to the ongoing upgrading of existing industrial operations around the world.

Capital expenditures for organic growth totaled €71 million, of which the most significant were cement projects and in particular the new production line in Mexico.

Page 13 of 43 Total Pages

Acquisitions totalled €291 million, of which the most significant were the acquisition of the cement and ready-mix concrete assets of The Concrete Company of Colombus, in the South East of the United States, for 87 million euros, the acquisition of Hupfer, an aggregate and concrete ready-mix producer in France and Switzerland for 69 million euros, the acquisition of a 14% stake in Lafarge Gypsum in Asia for 34 million euros and the acquisition of a 10.2% stake in Lafarge Halla Cement, in South Korea, for 16 million euros ( net of cash acquired).

Disposals of €70 million (€88 million end of June 2003) were made of a variety of small divestments of none core assets.

BALANCE SHEET

Total equity as at June 30, 2004 stood at €11,103 million (€10,494 million end of Dec 2003).

The increase from December 31, 2003, reflects the income generated in the period, the change in translation adjustments as the result of the weakening of the euro between December 31st 2003 and June 30, 2004 and the impact of the change in the consolidation method of Lafarge Halla Cement from proportionate to full consolidation. These items are partially offset by the dividend distribution, net of reinvestments.

Net consolidated debt totaled €7,464 million (€7,061million end of Dec 2003) up €403 million from December 31, 2003, resulting mainly from the seasonal increase in working capital requirements and the impact of currency fluctuations.

OUTLOOK

•	In most markets where the Group operates, we expect construction activity to remain at good levels in the second half of the year, which will compare to the strong levels of activity in the second half of last year.

•	The overall pricing environment should remain favorable, with further price increases particularly in Cement and Gypsum in the US and in Cement in Germany, although some of these gains should be offset by continued pressure on energy and transportation costs.

•	Our strong performance in the first half gives us confidence that the growth of our operating income on ordinary activities for 2004 should exceed 10%, excluding currency fluctuations and barring unusual weather conditions.

Statements made in this press release that are not historical facts, including statements regarding the level of construction activity and pricing environment in the second half of 2004, as well as our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 14 of 43 Total Pages

Lafarge consolidated accounts as at June 30, 2004

CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)	06/30/04	06/30/03	12/31/03

SALES	6,794	6,350	13,658

Cost of goods sold	(4,585)	(4,361)	(9,088)
Selling and administrative expenses	(892)	(875)	(1,750)

GROSS OPERATING INCOME	1,317	1,114	2,820

Depreciation	(441)	(444)	(886)

OPERATING INCOME ON ORDINARY ACTIVITIES	876	670	1,934

Gains on disposals, net	13	8	299
Other income (expenses), net	(41)	(73)	(177)

OPERATING INCOME	848	605	2,056

Financial expenses, net	(216)	(302)	(568)

INCOME BEFORE INCOME TAX, SHARE OF NET INCOME OF EQUITY AFFILIATES, AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	632	303	1,488

Income tax	(158)	(63)	(425)

INCOME BEFORE SHARE OF NET INCOME OF EQUITY AFFILIATES, AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	474	240	1,063

Share of net income of equity affiliates	43	5	37
Amortization of goodwill	(66)	(60)	(135)
Minority interests	(75)	(37)	(237)

NET INCOME	376	148	728

EARNINGS PER SHARE (EUROS)	2.26	1.13	4.92

DILUTED EARNINGS PER SHARE (EUROS)	2.20	1.12	4.77

Average number of outstanding shares (in thousands)	166,452	130,959	147,949

Page 15 of 43 Total Pages

Lafarge consolidated accounts as at June 30, 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	06/30/04	06/30/03	12/31/03

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	376	148	728

Adjustments to reconcile net income to net cash provided by operating activities
Minority interests	75	37	237
Depreciation and amortization of assets and goodwill	507	504	1,021
Share of net income of equity affiliates less dividend received	(37)	3	(11)
Gains on disposals, net	(13)	(8)	(299)
Deferred income taxes and tax provisions	(55)	(82)	15
Other, net	50	14	108
Changes in operating working capital items	(219)	(237)	290

Net cash provided by operating activities	684	379	2,089

NET CASH USED IN INVESTING ACTIVITIES

Capital expenditures	(362)	(295)	(864)
Investment in consolidated companies (1)	(249)	(72)	(218)
Investment in non consolidated companies	(8)	(5)	(102)
Disposals (2)	70	88	603
Net (increase) decrease in long-term receivables	(56)	7	(92)

Net cash used in investing activities	(605)	(277)	(673)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Proceeds from issuance of common stock	215	16	1,438
Increase (decrease) in treasury shares	—	5	—
Increase (decrease) in other equity	—	—	—
Dividends paid (including those paid to minority interests in subsidiaries)	(456)	(376)	(395)
Proceeds from long-term debt	597	209	173
Repayment of long-term debt	(503)	(228)	(2,042)
Increase (decrease) in short-term debt	(135)	292	(40)

Net cash provided by (used in) financing activities	(282)	(82)	(866)

Increase (decrease) in cash and cash equivalents	(203)	20	550

Net effect of foreign currency translation on cash and cash equivalents	16	(25)	(105)
Treasury shares reclassification	—	—	80
Cash and cash equivalents at beginning of year	1,634	1,109	1,109

Cash and cash equivalents at end of the period	1,447	1,104	1,634

(1) Net of cash and cash equivalents of companies acquired	44	20	25
(2) Net of cash and cash equivalents of companies disposed of	—	—	4

Page 16 of 43 Total Pages

Lafarge consolidated accounts as at June 30, 2004

CONSOLIDATED BALANCE SHEETS

(in million euros)

ASSETS	06/30/04	12/31/03	06/30/03

Goodwill, net	4,209	4,149	4,327
Intangible assets, net	2,919	2,823	2,701
Property, plant and equipment, net	10,900	10,402	10,981
Investments in equity affiliates	427	383	633
Other investments	570	481	459
Other long-term assets	896	810	870

Long-term assets	19,921	19,048	19,971

Inventories, net	1,548	1,422	1,596
Accounts receivable-trade, net	2,311	1,754	2,212
Other receivables	702	977	1,028
Cash and cash equivalents*	1,447	1,634	1,104

Current assets	6,008	5,787	5,940

TOTAL ASSETS	25,929	24,835	25,911

SHAREHOLDERS' EQUITY AND LIABILITIES	06/30/04	12/31/03	06/30/03

Common stock	684	669	532
Additional paid-in capital	5,994	5,798	4,546
Retained earnings	4,047	4,053	3,388
Cumulative translation adjustments	(2,171)	(2,335)	(1,939)

SHAREHOLDERS' EQUITY	8,554	8,185	6,527

Minority interests	2,431	2,191	2,081
Other equity	118	118	130

TOTAL EQUITY	11,103	10,494	8,738

DEFERRED TAXES	877	870	911

PROVISIONS	1,925	1,857	1,809

LONG-TERM DEBT	7,399	7,370	10,212

Accounts payable, trade	1,348	1,234	1,137
Other payables	1,765	1,685	2,101
Current portion of long-term debt	1,279	985	567
Short-term bank borrowings	233	340	436

CURRENT LIABILITIES	4,625	4,244	4,241

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	25,929	24,835	25,911

* As at June 30, 2004 and December 31, 2003 "Cash and cash equivalents" includes treasury shares for respectively 70 million euros and 71 million euros, which aim at covering employee stock purchase option plans

Page 17 of 43 Total Pages

Lafarge consolidated accounts as at June 30, 2004

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Shareholders' equity

	(in number of shares)		(in million euros)

Balance at December 31, 2002	132,880,433	1,920,959	532	4,546	3,548	(1,645)	6,981

Net income					728		728
Dividends paid					(303)		(303)
Issuance of common stock	31,831,528		127	1,135			1,262
Issuance of common stock (dividend reinvestment plan)	2,391,039		10	111			121
Exercise of stock options	114,813			6			6
Treasury shares*		(1,122,989)			80		80
Change in translation adjustments						(690)	(690)

Balance at December 31, 2003	167,217,813	797,970	669	5,798	4,053	(2,335)	8,185

Net income					376		376
Dividends paid					(382)		(382)
Issuance of common stock (dividend reinvestment plan)	3,483,477		14	195			209
Exercise of stock options	36,802		1	1			2
Change in translation adjustments						164	164

Balance at June 30, 2004	170,738,092	797,970	684	5,994	4,047	(2,171)	8,554

* as of December 31, 2003, treasury shares, which aim at covering employee stock purchase option plans, are classified as short-term investments

Page 18 of 43 Total Pages

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2004

(All figures are in million euros unless indicated otherwise)

1- ACCOUNTING POLICIES

The consolidated financial statements of the Group have been prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”) as described in the Note 2 to the Consolidated Financial Statements of the annual report under Form 20-F.

2- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Group's chief operating decision makers in order to allocate resources and assess performance.

The Group has operated in the following four business segments: Cement, Aggregates and Concrete, Roofing and Gypsum which represent separately managed strategic business units that have different capital requirements and marketing strategies.

Each of the business segments are managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon operating income on ordinary activities (defined as operating income before net gains on disposals and other expenses, net) and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in equity affiliates and working capital) as disclosed in its business segment and geographic area information.

The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

The Aggregates and Concrete segment produces and sells construction aggregates, ready mix concrete, other concrete products, and other products and services related to paving activities.The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems. The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

The accounting policies applied to the segment earnings are in agreement with those described in the Note 2 to the Consolidated Financial Statements of the annual report under Form 20-F.

Page 19 of 43 Total Pages

(a) Business segment information

		Aggregates
(in million euros)	Cement	and	Roofing	Gypsum	Other	Total
		Concrete

June 2004
Gross sales	3 552	2 107	711	679	46	7 095
Less : intersegment	(277)	(10)	—	(3)	(11)	(301)

Sales	3 275	2 097	711	676	35	6 794
Depreciation	(254)	(86)	(55)	(33)	(13)	(441)
Operating income on ordinary activities	663	91	68	74	(20)	876
Operating income	649	99	57	74	(31)	848
Share of net income of equity affiliates	23	3	8	6	3	43
Investments in equity affiliates	240	18	85	45	39	427
Goodwill, net	2 435	736	787	206	45	4 209
Capital employed	13 088	3 305	2 239	1 197	75	19 904
Total assets	15 124	4 908	2 688	1 492	1 717	25 929
Capital expenditures	208	86	32	19	17	362

December 2003
Gross sales	6 945	4 483	1 510	1 204	106	14 248
Less : intersegment	(562)	(18)	—	(10)	—	(590)

Sales	6 383	4 465	1 510	1 194	106	13 658
Depreciation	(491)	(192)	(116)	(66)	(21)	(886)
Operating income on ordinary activities	1 466	283	142	84	(41)	1 934
Operating income	1 431	309	88	74	154	2 056
Share of net income of equity affiliates	42	5	8	12	(30)	37
Investments in equity affiliates	218	15	75	42	33	383
Goodwill, net	2 400	715	798	188	48	4 149
Capital employed	12 324	3 080	2 180	1 123	284	18 991
Total assets	14 365	4 617	2 592	1 381	1 880	24 835
Capital expenditures	502	172	88	58	44	864

June 2003
Gross sales	3 294	1 989	679	598	68	6 628
Less : intersegment	(263)	(9)	0	(5)	(1)	(278)

Sales	3 031	1 980	679	593	67	6 350
Depreciation	(249)	(94)	(56)	(33)	(12)	(444)
Operating income on ordinary activities	561	52	37	38	(18)	670
Operating income	444	44	13	35	69	605
Share of net income of equity affiliates	15	2	5	5	(22)	5
Investments in equity affiliates	250	15	75	43	250	633
Goodwill, net	2 493	749	836	183	66	4 327
Capital employed	13 080	3 311	2 390	1 230	229	20 240
Total assets	15 665	5 005	2 711	1 447	1 083	25 911
Capital expenditures	181	52	24	25	13	295

Page 20 of 43 Total Pages

(b) Geographic area information

	June 2004			December 2003			June 2003

		Property,			Property,			Property,
		plant and	Capital		plant and	Capital		plant and	Capital
(in million euros)	Sales	equipment	employed	Sales	equipment	employed	Sales	equipment	employed
		net			net			net

Western Europe	2 990	4 255	8 498	5 776	4 309	8 532	2 852	4 319	8 789
of which :
France	1 175	1 051	1 317	2 036	1 074	1 611	1 051	1 045	1 349
Germany	282	811	1 136	624	841	1 137	279	859	1 188
Spain	231	267	952	464	270	938	232	269	1 110
United Kingdom	681	1 058	2 645	1 376	1 039	2 460	699	1 060	2 550

North America	1 645	2 769	4 567	3 840	2 621	4 230	1 601	2 868	4 858
of which :
United States	1 121	2 094	3 445	2 549	1 931	3 160	1 134	2 149	3 683
Canada	524	675	1 122	1 291	690	1 070	467	719	1 175

Mediterranean Basin	259	510	899	530	501	861	251	564	949

Central and Eastern Europe	332	663	1 153	696	644	1 098	291	669	1 082

Latin America	284	394	867	613	384	861	297	401	872

Africa	557	501	958	921	468	913	429	556	946

Asia/Pacific	727	1 808	2 962	1 282	1 475	2 496	629	1 604	2 744

Total	6 794	10 900	19 904	13 658	10 402	18 991	6 350	10 981	20 240

3- INCOME TAX

Pursuant to the provisions of the French Tax Code (Article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities, the parent company has filed a worldwide consolidated tax return till the 31st of December, 2003. This regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries but also applies to foreign entities in which Lafarge owns more than 50%. Under this provision, the parent company's consolidated taxable income is calculated based upon the rules of French Tax Law for its operations in France as well as those of its greater than 50% owned foreign subsidiaries.

Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by the offsetting of taxable losses of other entities. French income tax payable, as determined by the method described above, allows for the application of foreign taxes, due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France.

This tax agreement covered the June 2003 and December 2003 periods, detailed in this report, and expired on December 31, 2003.

Page 21 of 43 Total Pages

The income tax expense for the year is equal, for the periods before the first of January 2004, to the amount paid or payable in the short term to the tax authorities in respect of the financial year, in accordance with currently applicable tax rules and rates in the various countries, taking into account the taxation regime described above.

The Company decided not to renew the agreement beyond December 31,2003.

The income tax expense for the first semester 2004 is calculated based upon the estimated effective tax rate of the year for each entity or tax sub-group.

Components of the income tax are as follows:

(in million euros)	06/30/04	06/30/03	12/31/03

Current income tax	214	129	432
Deferred income tax	(56)	(66)	(7)

Income tax	158	63	425

4- IMPACT ON THE BALANCE SHEET OF THE ACQUISITION OF CONSOLIDATED COMPANIES

The main companies acquired during the first half year of 2004 are:

•	The Concrete Company (Cement – Concrete /USA): this entity is fully consolidated but does not impact significantly the Group financial statements.
•	Hupfer (Aggregates – Concrete / France - Switzerland): this entity will be fully consolidated in the second semester of 2004.

Additionally, the Group increased its ownership in the following companies during the first half year of 2004:

•	Lafarge Halla Cement (Cement/ Korea): additional 10,2% interest acquired, increasing to 50.1% the Group ownership.
This entity is fully consolidated since the first half year of 2004, whereas it was proportionately consolidated in 2003. This change in consolidation method does not have any significant effect on the Group financial statements.
•	Lafarge Gypsum Asia: additional 14,21% interest acquired.This entity remains fully consolidated as it was during the previous year.

Page 22 of 43 Total Pages

5- DEBT

Medium and long-term debt

	06/30/04	12/31/03	06/30/03

Repayable between one and five years	5 469	5 420	7 358
Repayable after more than five years	1 930	1 950	2 854

TOTAL	7 399	7 370	10 212

At June 30, 2004, €561 millions of short-term debt (mainly commercial paper) have been classified as mid-term debt based upon the Group’s ability to refinance at any moment these obligations on a long-term basis through its committed credit facilities.

Average spot interest rate

The average spot interest rate of the gross indebtedness, as of June 2004, is 5,5% (5,8 % as of December 31, 2003).

6- ACCOUNTS RECEIVABLE-TRADE

In January 2000, the Group entered into multi-year securitization agreements with respect to trade receivables, without recourse. Accounts receivable is presented net of securitized receivables of 431 million euros (352 million euros as of 31 December 2003, 414 million euros as of June 2003).

The agreements are guaranteed by subordinated deposits classified in long term deposits for 110 million euros as at June 2004 (103 million euros as of December 31, 2003 and 93 million euros as at June 2003). The Group owns no equity share in the special purpose entities.

Page 23 of 43 Total Pages

7- COMMITMENTS AND CONTINGENCIES

Group procedures ensure the inventory of all significant commitments and contingencies.

a) Collateral guarantees and other guarantees

The following details collateral guarantees and other guarantees provided :

(in million euros)	06/30/04	12/31/03

Securities and assets pledged	6	18
Property collateralizing debt	876	603
Guarantees given	183	191

TOTAL	1 065	812

b) Commitments

The following details the significant commitments:

(in million euros)	Payments due per period

	Less than	One to	More than	Total
	one year	five years	five years	06/30/04	12/31/03

Debt	1 512	5 469	1 930	8 911	8 695
Capital lease obligations	3	8	20	31	32
Operating leases	123	325	244	692	723
Capital expenditures and other purchase obligations	427	274	186	887	782
Other commitments	18	22	2	42	92

TOTAL	2 083	6 098	2 382	10 563	10 324

The Group leases certain land, quarries, buildings and equipment. The total rental expense under operating leases was 71 million euros, 133 million euros and 84 million euros for each of the three periods ended June 30, 2004, December 31, 2003 and December 31, 2002 respectively.

Page 24 of 43 Total Pages

c) Other contractual obligations

The following details the other contractual obligations of the Group:

(in million euros)	06/30/04	12/31/03

Unused confirmed credit lines	3 671	3 381
Put options to purchase shares	348	448

TOTAL	4 019	3 829

As part of the acquisition process of certain entities, we have granted third party shareholders the option to require us to purchase their shares at a predetermined price, according to fair market value. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors which are essentially financial or industrial investors or the former shareholders of the relevant companies. In the event these shareholders exercise these options, our percentage ownership interest in the relevant company would increase. Assuming that all of these options were exercised, the purchase price to be paid, including net debt acquired, would amount to 348 million euros as of June 30, 2004. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2004 and 2005 for 89 millions euros and 116 millions euros, respectively. The residual 143 million euros can be exercised commencing in 2006.

In August 2004, the put option granted to Soquimich, a Chilean company, and related to 14.05% of “Empresas Melon SA” shares, for an amount of 48 millions euros as of June 2004, was canceled since the beneficiary shareholders sold their shares to third parties.

With respect to the acquisition of Blue Circle on July 11, 2001, Lafarge S.A. granted Lafarge North America (formerly Lafarge Corporation) the right to buy certain cement and construction materials activities in North America formerly owned by Blue Circle. The option to purchase these assets can be exercised between July 1, 2002 and December 31, 2004 at a purchase price of 1,400 million US dollars, subject to certain adjustments as of the date of acquisition. If the option to purchase these assets were exercised by Lafarge North America, it would have no impact on the Group’s consolidated statements.

8- LITIGATION

On December 3, 2002, the European Commission imposed a fine on the Group in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. Lafarge vigorously challenges this decision and has brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Page 25 of 43 Total Pages

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before several years. Neither any payment nor any guarantee is required to be made or given prior to the court’s decision.

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above, and we recorded an additional provision of 9 million euros as of December 31, 2003 and of 5 million euros as of June 30, 2004 in relation to interest on the amount of the fine imposed by the European Commission.

On March 28, 2001, Dunn Industrial Group, Inc. (‘‘Dunn Industrial’’) filed a lawsuit against our subsidiary Lafarge North America and the City of Sugar Creek, Missouri in the Circuit Court of Jackson County, Missouri. In the suit, Dunn Industrial, the general contractor for the construction of our new cement plant in Sugar Creek, Missouri, alleges that we expanded the scope of work expected of Dunn Industrial in the construction of the plant without commensurate increases in time required for performance and amounts to be paid to Dunn Industrial. In connection therewith, the suit alleges breach of contract, quantum meruit, breach of warranty and negligent misrepresentation and seeks foreclosure of mechanic’s liens against Lafarge North America and the City of Sugar Creek, Missouri, as well as damages. The amount of the liability of Lafarge North America in connection with this suit remains uncertain. The trial court ruled that the issues raised by Dunn Industrial need not be arbitrated but rather should be litigated. In December 2002, the Missouri appellate court reversed the trial court’s ruling and agreed with Lafarge North America that Dunn Industrial must arbitrate its claims. Upon further appeal by Dunn Industrial, the Missouri Supreme Court upheld the lower appellate court’s ruling and agreed that Dunn Industrial must arbitrate its claims. In its demand for relief in the arbitration, Dunn Industrial’s claims damages in excess of 120.5 million US dollars. Lafarge North America has filed certain counter claims, and believes that Dunn Industrial’s claims are without merit and is vigorously defending its position in the arbitration.

In The Netherlands, a former subsidiary of the Group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerker canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking Dutch guilders 160,000,000 (approximately 72.6 million euros) in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerker canal and that it had no knowledge of the disposal company’s conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took sufficient action to stay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products division. However, pursuant to the disposition arrangements including the subsequent resale of Materis Participations to LBO France, the Group has agreed to indemnify the acquirer for any damages incurred in connection with this litigation.

Page 26 of 43 Total Pages

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the Group’s financial statements.

9- TRANSITION TO IFRS

European Regulation n° 1606/2002 issued July 19, 2002, requires all European companies listed on a regulated market to use the International Accounting Standards endorsed at the European level (IAS or IFRS(1) standards) to prepare their consolidated financial statements, effective 2005. Accordingly, the 2005 consolidated financial statements of the Group will be prepared in accordance with this set of standards, which requires 2004 comparative data to be presented on the same basis.

In order to provide this comparative data, the Group will establish an opening balance sheet as of January 1, 2004, the starting date for application of the IFRS standards as published as of March 31, 2004 (including IAS 39 revised on financial instruments and IFRS 3 on business combinations).

Given the potential consequences of the switch to these new principles, the Group set up a project structure during the fourth quarter of 2002 dedicated to the management of the transition process. This structure gathers:
•	A project team assisted by specialized external consultants;
•	Working groups made up, depending on the topic examined, of operational and functional representatives of the Group; and
•	A Steering Committee.

Since then, the following stages have been reached:
•	Identification of differences between IFRS (on the basis of the standards published by the International Accounting Standard Board as of March 31, 2004) and French GAAP, as currently applied by the Group, with a focus on the issues relevant to the different businesses of the Group;
•	Internal publication of a Group Accounting Principles Handbook compliant with IFRS, including implementation guidance by Division, which considers the specificities of each business;
•	Analysis and implementation of the implied changes in information systems; and
•	Training of the various teams involved in producing the consolidated financial statements.

Before the transition, the Group still has to:
•	Prepare an opening balance sheet under IFRS as of January 1, 2004, and quantify the impacts of the IFRS transition on the net income of the year; and
•	Finalize the developpments on the Group’s consolidation system.

All stages of the project are validated by the Statutory Auditors.

Page 27 of 43 Total Pages

The main issues raised by the transition to IFRS are:

• Measures for the first-time adoption of IFRS (IFRS 1)

Post-employment benefits
The methodology used for estimates of the Group pension commitments and other related benefits under French GAAP, as described in note 2(o) to consolidated financial statements of the 2003 annual report under form 20-F relative to accounting policies, is very closed to the one required by IAS 19 revised.For all gains and losses arising from a change in actuarial assumptions for pension commitments subsequent to January 1, 2004, the Group will maintain the current “corridor” accounting method. Furthermore, the Group has decided to use the option authorized in IFRS 1 to include all actuarial differences not recognized as of December 31, 2003 in shareholders’ equity as of January 1, 2004.

Cumulative translation differences
The Group will apply the IFRS 1 option allowing companies to “reset to zero” previous cumulative translation differences arising from translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency.There will be no impact on shareholders’ equity at January 1, 2004, as this item already includes cumulative translation adjustments. In case of a subsequent disposal of any foreign operations, the cumulative translation adjustments recorded in gains or losses (in the P&L) will be those generated starting from January 1, 2004.

Other exemptions
The Group examined the other treatments available under IFRS 1 and did not conclude to other significant impacts. Among others, the Group has elected to not adopt the option which consists in measuring at their fair value some tangible and intangible assets in the opening balance sheet. Furthermore, business combinations prior to January 1, 2004 will not be restated retrospectively for compliance with IFRS 3. For information, the Group has applied the purchase method to all its business combinations since January 1, 1989.

• Accounting for financial instruments (IAS 32 and 39 revised)

Since the Group applies the accounting principles generally accepted in the United States for its listing on the New York Stock Exchange, a very specific reporting has been set up for these kind of transactions. From the adoption of the two above standards, the Group expects some effects on its opening shareholders’ equity, relative to:

Page 28 of 43 Total Pages

Accounting for derivative instruments (foreign currency, interest rate, and embedded derivatives);
Valuation of available for sale securities;
Accounting for treasury shares (treasury shares, held for the purposes of employee stock purchase option plans, are currently included in “marketable securities” in the consolidated financial statements, according to French GAAP and will be presented as a reduction of the opening shareholders’ equity under IFRS);
Accounting for the “OCEANE” convertible bonds (IAS 32 requires to present in shareholders’ equity the option to convert the instrument into ordinary shares at inception of the compound financial instrument);
Adoption of the amortized cost calculation for certain financial liabilities;

Additionally, securitization transactions will be revised as part of the debt measurement process.

•	Recognition of share-based payments (IFRS 2)

The stock option plans granted by the Group to its employees will be considered as complementary remuneration. Consequently the stock options will be measured at their fair value and a compensation expense will be recognized in the P&L over the vesting period, in counterpart of additional paid-in capital (no impact on the total shareholders’ equity). Only stock option plans granted by the Group in December 2002 and December 2003 will have an impact on the 2004 net income, according to IFRS 2 transitional provisions (plans issued after November 7, 2002 for which rights are not yet vested).

•	Business combinations, intangible assets and impairment of assets (IFRS3, IAS 38 and 36 revised)

As explained above, business combinations prior to January 1, 2004 will not be restated retrospectively for compliance with IFRS 3 (see “measures for the first-time adoption of IFRS”). However, market shares were separately identified on the acquisition of subsidiaries for the Cement segment. As this treatment is not compliant with IAS 38 revised provisions, the market shares will be reclassified as goodwill for their carrying value as of December 31, 2003.
Additionally, Goodwill will no longer be amortized as of January 1, 2004 but will be subject to an impairment test at that date, and later on, will be periodically tested for impairment at least annually, as described in revised standard IAS 36 (this rule is already applied for US GAAP purposes).

•	Accounting for deferred taxes in hyperinflationary economies: the Group does not recognize any deferred taxes on temporary differences between the tax basis of assets and liabilities and their carrying amount in the balance sheet, prepared under French GAAP, for companies that operate in countries designated as hyper-inflationary. Consequently, these deferred taxes will be charged to equity in the IFRS opening balance sheet, as required in IAS 29.

Page 29 of 43 Total Pages

• Presentation of the financial statements

The Group will adapt the presentation of its financial statements in conformity with IAS / IFRS requirements. The main changes in classification can be summarized as follows:
Presentation of depreciation: on the face of the income statement, the depreciation charges will be now included in the “cost of goods sold” or “selling and administrative expenses“ according to the assets they refer to. The total amount of depreciation for the period will be disclosed in the notes to financial statements;
Presentation of current and non-current assets and liabilities as separate classifications in the balance sheet;
Presentation of cash payments during the period for income taxes and interest expenses as separate lines of the cash flow statement.

The Group will provide the impacts of the transition to IFRS on financial statements for the year 2004 (opening balance sheet, income statement of the year and balance sheet at December 2004) within its 2004 annual report under Form 20-F.

(1) International Financial Reporting Standards (IFRS) is the new label of IAS effective May 2002.

Page 30 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

Consolidated Figures

Sales
(Millions of euros)	2004H1	2003H1	04/03

			(current)
By geographical zone of destination

Western Europe	2,990	2,852	5%
Central and Eastern Europe	332	291	14%
Emerging Mediterranean	259	251	3%
North America	1,645	1,601	3%
Latin America & the Caribbean	284	297	-4%
Sub Saharan Africa/Indian Ocean/Others	557	429	30%
Asia /Pacific	727	629	16%

By business line

Cement	3,275	3,031	8%
Aggregates & Concrete	2,097	1,980	6%
Roofing	711	679	5%
Gypsum	676	593	14%
Others	35	67	-48%

Total	6,794	6,350	7%

Operating income on ordinary activities
(Millions of euros)	2004H1	2003H1	04/03

			(current)
Western Europe	450	383	17%
North America	59	11	436%
Central and Eastern Europe	48	24	100%
Emerging Mediterranean	74	46	61%
Asia/Pacific	76	53	43%
Latin America & the Caribbean	77	82	-6%
Sub Saharan Africa/Indian Ocean/Others	92	71	30%

By business line

Cement	663	561	18%
Aggregates & Concrete	91	52	75%
Roofing	68	37	84%
Gypsum	74	38	95%
Others	-20	-18	-11%

Total Operating income on ordinary activities	876	670	31%

Page 31 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(Millions of tonnes)	2004H1	2003H1	04/03	04/03
			(current)	(like for like)

Western Europe	15.7	15.2	3%
Central and Eastern Europe	4.7	3.6	31%
Emerging Mediterranean	4.9	4.8	2%
North America	9.1	7.7	18%
Latin America & the Caribbean	3.0	3.0	0%
Sub Saharan Africa/ Indian Ocean	6.1	5.3	15%
Asia/Pacific	14.3	11.3	27%

Total	57.8	50.9	14%	7%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2004H1	2003H1	04/03	04/03
			(current)	(like for like)

Western Europe	1,103	1,049	5%
Central and Eastern Europe	208	171	22%
Emerging Mediterranean	212	207	2%
North America	574	587	-2%
Latin America & the Caribbean	180	202	-11%
Sub Saharan Africa/Indian ocean/Others	452	363	25%
Asia/Pacific	546	452	21%

Total consolidated sales	3,275	3,031	8%	12%

Sales before elimination of inter divisional sales by origin
(Millions of euros)	2004H1	2003H1	04/03	04/03
			(current)	(like for like)

Western Europe	1,227	1,175	4%
Central and Eastern Europe	211	179	18%
Emerging Mediterranean	205	189	8%
North America	652	661	-1%
Latin America & the Caribbean	223	226	-1%
Sub Saharan Africa/Indian ocean/Others	495	420	18%
Asia/Pacific	539	444	21%

Total before elimination of inter-divisional sales	3,552	3,294	8%	12%

Operating income on ordinary activities
(Millions of euros)	2004H1	2003H1	04/03	04/03
			(current)	(like for like)

Western Europe	287	261	10%
North America	58	54	7%
Central and Eastern Europe	40	25	60%
Emerging Mediterranean	69	46	50%
Asia/Pacific	65	42	55%
Latin America & the Caribbean	72	77	-6%
Sub Saharan Africa/Indian ocean/Others	72	56	29%

Total	663	561	18%	22%

Page 32 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)
		2004H1	2003H1	04/03	04/03
Aggregates				(current)	(like for like)
(Millions of tonnes)

Western Europe		38.4	37.2	3%
North America		54.1	45.9	18%
Other countries		9.8	8.2	20%

Total		102.3	91.3	12%	10%

		2004H1	2003H1	04/03	04/03
Concrete				(current)	(like for like)
(Millions of cbm)

Western Europe		7.4	7.1	4%
North America		5.5	4.7	17%
Other countries		4.8	4.6	4%

Total		17.7	16.4	8%	8%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)		2004H1	2003H1	04/03	04/03
				(current)	(like for like)

Aggregates & related products		880	834	6%
Ready-mix concrete & concrete products		1,217	1,146	6%

Total Aggregates & Concrete		2,097	1,980	6%	8%

of which	Western Europe	953	920	4%
"	North America	888	834	6%
"	Other countries	256	226	13%

Sales before elimination of inter divisional sales by origin
(Millions of euros)		2004H1	2003H1	04/03	04/03
				(current)	(like for like)

Total Aggregates & Concrete		2,107	1,989	6%	8%

Aggregates & related products		1,036	978	6%	7%

of which pure Aggregates	Total	826	752	10%
"	Western Europe	419	392	7%
"	North America	349	313	12%
"	other countries	58	47	23%

Ready-mix concrete & concrete products		1,225	1,152	6%	10%

of which Ready-mix	Total	1,161	1,073	8%
"	Western Europe	554	522	6%
"	North America	398	363	10%
"	other countries	209	188	11%

Elimination intra A&C		–154	–141	9%

Operating income on ordinary activities
(Millions of euros)		2004H1	2003H1	04/03	04/03
				(current)	(like for like)

Aggregates & related products		46	23	100%
Ready-mix concrete & concrete products		45	29	55%

Total Aggregates & Concrete		91	52	75%	57%

of which	Western Europe	80	73	10%
"	North America	–8	–29	72%
"	Other countries	19	8	138%

Page 33 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionaly consolidated subsidiaries)
(millions of m²)	2004H1	2003H1	04/03	04/03
			(current)	Like for like

Total	336	307	9%	10%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)	2004H1	2003H1	04/03	04/03
			(current)	Like for like

Total	676	593	14%	14%

of which Western Europe	380	344	10%
of which North America	125	107	17%
of which other countries	171	142	20%

Sales (before elimination of inter-divisional sales by destination)
(Millions of euros)	2004H1	2003H1	04/03	04/03
			(current)	Like for like

Total	679	593	15%	14%

of which Western Europe	392	354	11%
of which North America	125	107	17%
of which other countries	162	132	23%

Operating income on ordinary activities
(Millions of euros)	2004H1	2003H1	04/03	04/03
			(current)	Like for like

Total	74	38	95%	92%

of which Western Europe	46	37	24%
of which North America	5	-37	n/a
of which other countries	23	14	64%

Page 34 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
(Millions of Euros)		2004H1	2003H1	04/03	04/03
				(current)	Like for like

Concrete roof tiles	(millions of m²)	61.0	57.6	6%	6%

Western Europe (1)		28.7	28.7	0%
North America		11.0	9.3	18%
other countries (1)		21.3	19.6	9%

Clay roof tiles	(millions of m²)	12.6	11.8	7%	6%
Western Europe		11.6	11.1	5%
other countries		1.0	0.7	43%

Chimneys	(kms)	1,402	1,269	10%	11%

Sales (after elimination of interdivisional sales by destination)
(Millions of Euros)		2004H1	2003H1	04/03	04/03
				(current)	Like for like

Total		711	679	5%	6%

Western Europe		534	518	3%
	Germany	192	189	2%
	Other countries	342	329	4%
Other countries		177	161	10%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2004H1	2003H1	04/03	04/03
				(current)	Like for like

Total		711	679	5%	6%

of which concrete roof tiles	Western Europe	249	245	2%
"	North America	53	50	6%
	Other countries	52	49	6%
of which clay roof tiles		129	121	7%
of which chimneys (2)		86	78	10%
of which other roofing products		142	136	4%

(1) 2003 figures were restated with the correct split of BRAMAC sales
(2) Including the "other roofing products" of the Chimmey business

Operating income on ordinary activities
(Millions of euros)		2004H1	2003H1	04/03	04/03
				(current)	Like for like

Total		68	37	9845%	87%

Wester Europe		53	26	104%
of which Germany		21	6	250%
of which other countries		32	20	60%
Others		15	11	36%

Page 35 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

Sales (after elimination of inter divisional sales by destination)
	2004H1	2003H1	04/03
Others			(current)
(Millions of euros)

Others	35	67	-48%

Total	35	67	-48%

Operating income on ordinary activities

	2004H1	2003H1	04/03
			(current)
(Millions of euros)

Others	-20	-18	-11%

Total	-20	-18	-11%

Page 36 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

BCI total contribution

Sales
(Millions of euros)	2004H1	2003H1	04/03
			(current)

By geographical zone of destination

Western Europe	508	505	1%
Central and Eastern Europe	3	4	-25%
Emerging Mediterranean	13	12	8%
North America	349	312	12%
Latin America & the Caribbean	99	88	13%
Sub Saharan Africa/Indian Ocean	156	121	29%
Asia/Pacific	220	227	-3%

By business line

Cement	1,037	991	5%
Aggregates & Concrete	298	266	12%
Others	13	12	8%

Total	1,348	1,269	6%

Estimated effect of former BCI units on Lafarge Group
Operating Income on Ordinary Activities
(Millions of euros)	2004H1	2003H1	04/03
			(current)

Western Europe	92	93	-1%
North America	22	16	38%
Central and Eastern Europe	0	0	n/a
Emerging Mediterranean	4	0	n/a
Asia/Pacific	32	25	28%
Latin America & the Caribbean	21	20	5%
Sub Saharan Africa/Indian Ocean/Others	11	12	-8%

By business line

Cement	162	149	9%
Aggregates & Concrete	12	9	33%
Others	8	8	0%

Total Operating income on ordinary activities	182	166	10%

Page 37 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

BCI contribution Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)
	2004H1	2003H1	04/03
			(current)

Western Europe	6.2	6.3	-2%
Central and Eastern Europe	0.1	0.1	0%
Emerging Mediterranean	0.4	0.5	-20%
North America	3.3	2.4	38%
Latin America & the Caribbean	0.7	0.7	0%
Sub Saharan Africa/ Indian Ocean	1.9	1.8	6%
Asia/Pacific	4.8	4.7	2%

Total	17.4	16.5	5%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)

	2004H1	2003H1	04/03
			(current)

Western Europe	468	462	1%
Central and Eastern Europe	3	4	-25%
Emerging Mediterranean	13	12	8%
North America	184	173	6%
Latin America & the Caribbean	35	34	3%
Sub Saharan Africa/Indian ocean/Others	156	121	29%
Asia/Pacific	178	185	-4%

Total consolidated sales	1,037	991	5%

Estimated effect of former BCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)

	2004H1	2003H1	04/03
			(current)

Western Europe	83	84	-1%
North America	15	11	36%
Central and Eastern Europe	0	0	n/a
Emerging Mediterranean	4	0	n/a
Asia/Pacific	31	26	19%
Latin America & the Caribbean	18	16	13%
Sub Saharan Africa/Indian ocean/Others	11	12	-8%

Total	162	149	9%

Page 38 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

BCI contribution Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
Aggregates
(millions of tonnes)
	2004H1	2003H1	04/03
			(current)

Western Europe	0.1	0.1	0%
North America	6.0	5.2	15%
Other countries	1.9	1.4	36%

Total	8.0	6.7	19%

Concrete
(millions of cbm)	2004H1	2003H1	04/03
			(current)

Western Europe	0.7	0.6	17%
North America	1.6	1.1	45%
Other countries	2.5	2.4	4%

Total	4.8	4.1	17%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)

	2004H1	2003H1	04/03
			(current)

Aggregates & related products	35	31	13%
Ready-mix concrete & concrete products	263	235	12%

Total Aggregates & Concrete	298	266	12%
of which Western Europe	37	33	12%
'' North America	165	140	18%
'' Other countries	96	93	3%

Estimated effect of former BCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)

	2004H1	2003H1	04/03
			(current)

Aggregates & related products	6	7	-14%
Ready-mix concrete & concrete products	6	2	200%

Total Aggregates & Concrete	12	9	33%
of which Western Europe	1	1	0%
'' North America	7	5	40%
'' Other countries	4	3	33%
Divisional overheads

Page 39 of 43 Total Pages

Sales and Operating income on ordinary activities as at June 30, 2004

BCI contribution Others

Sales by origin (after elimination of intra-company sales)
(Millions of euros)	2004H1	2003H1	04/03
			(current)

Others	13	12	8%

Estimated effect of former BCI units on Lafarge Group Operating
Income on Ordinary Activities
(Millions of euros)	2004H1	2003H1	04/03
			(current)

Others	8	8	0%

Page 40 of 43 Total Pages

Group figures: Capital and development expenditure.
Analysis of cash-flow statement as at June 30, 2004

	H1 2004

	Sustaining	Internal	External
	CAPEX	Development	Development	Total CAPEX

Purchase of property, plant and equipment	257	71	34	362

Investments in consolidated companies			249	249

Investments in non consolidated companies			8	8

Total	257	71	291	619

Page 41 of 43 Total Pages

Group figures: incremental pension costs

Operating income on ordinary activities: incremental pension costs
(Millions of euros)	2004H1	2003H1

By business line

Holding level	1	29
Cement	5	8
Aggregates & Concrete	6	6
Gypsum	1	1

Total Operating income on ordinary activities	13	44

Page 42 of 43 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 10, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 43 of 43 Total Pages